                                                                  EXHIBIT (a)(1)

                           OFFER TO PURCHASE FOR CASH

                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                       GENERAL NUTRITION COMPANIES, INC.

                                       AT

                              $25.00 NET PER SHARE

                                       BY

                            NUMICO INVESTMENT CORP.

                     AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF

                            KONINKLIJKE NUMICO N.V.
                                 (ROYAL NUMICO)

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
        TIME, ON THURSDAY, AUGUST 5, 1999, UNLESS THE OFFER IS EXTENDED.

    THE BOARD OF DIRECTORS OF GENERAL NUTRITION COMPANIES, INC. (THE "COMPANY") HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER (EACH AS DEFINED HEREIN), DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY AND RECOMMENDS THAT STOCKHOLDERS TENDER THEIR SHARES (AS DEFINED HEREIN) PURSUANT TO THE OFFER.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE "SHARES"), OF THE COMPANY EQUIVALENT TO A MAJORITY OF THE TOTAL ISSUED AND OUTSTANDING SHARES ON A FULLY DILUTED BASIS AS OF THE DATE SUCH SHARES ARE PURCHASED PURSUANT TO THE OFFER (THE "MINIMUM CONDITION"). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN SECTION 12 OF THIS OFFER TO PURCHASE.
                            ------------------------

                                   IMPORTANT

    Any stockholder desiring to tender all or any portion of such stockholder's Shares should: (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, including any required signature guarantees, and (A) mail or deliver the Letter of Transmittal (or such facsimile) with such stockholder's certificate(s) for the tendered Shares and any other required documents to the Depositary (as defined herein), or (B) follow the procedure for book-entry transfer of Shares set forth in Section 3 of this Offer to Purchase or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender Shares so registered.

    A stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of this Offer to Purchase.

    Questions and requests for assistance may be directed to J.P. Morgan Securities Inc., which is acting as the Dealer Manager, or MacKenzie Partners, Inc., which is acting as the Information Agent, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent, the Dealer Manager or to brokers, dealers, commercial banks or trust companies.

    THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

                      THE DEALER MANAGER FOR THE OFFER IS:

                                     [LOGO]

July 9, 1999

                               TABLE OF CONTENTS

SECTION                                                                                                              PAGE
----------------------------------------------------------------------------------------------------------------     -----
           Introduction.........................................................................................           1

       1.  Terms of the Offer...................................................................................           3

       2.  Acceptance for Payment and Payment for Shares........................................................           4

       3.  Procedure for Tendering Shares.......................................................................           5

       4.  Rights of Withdrawal.................................................................................           8

       5.  Certain Federal Income Tax Consequences..............................................................           9

       6.  Price Range of the Shares; Dividends.................................................................          10

       7.  Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin
             Regulations........................................................................................          10

       8.  Certain Information Concerning the Company...........................................................          11

       9.  Certain Information Concerning the Purchaser and Numico..............................................          14

      10.  Background of the Offer; Contacts with the Company...................................................          15

      11.  Purpose of the Offer; Plans for the Company; the Merger Agreement; Other Agreements..................          17

      12.  Certain Conditions to the Offer......................................................................          30

      13.  Source and Amount of Funds...........................................................................          31

      14.  Dividends and Distributions..........................................................................          32

      15.  Certain Legal Matters................................................................................          33

      16.  Fees and Expenses....................................................................................          34

      17.  Miscellaneous........................................................................................          35

SCHEDULE A--Directors and Executive Officers of Numico, the Purchaser and Numico LP.............................         A-1

TO THE HOLDERS OF SHARES OF
    GENERAL NUTRITION COMPANIES, INC.:

                                  INTRODUCTION

    Numico Investment Corp., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Koninklijke Numico N.V., a company organized under the laws of The Netherlands ("Numico"), hereby offers to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of General Nutrition Companies, Inc., a Delaware corporation (the "Company"), at $25.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

    Tendering stockholders who have Shares registered in their name and who tender directly to the Depositary will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through their broker, dealer, commercial bank or trust company should consult with such institution as to whether there are any fees applicable to a tender of Shares. The Purchaser will pay all charges and expenses of IBJ Whitehall Bank & Trust Company, as the depositary (the "Depositary"), J.P. Morgan Securities Inc., as the dealer manager (the "Dealer Manager"), and MacKenzie Partners, Inc., as the information agent (the "Information Agent"), incurred in connection with the Offer. See Section 16.

    THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER (THE "MERGER AGREEMENT") DATED AS OF JULY 5, 1999, BY AND AMONG THE COMPANY, NUMICO AND THE PURCHASER. PURSUANT TO THE MERGER AGREEMENT, AFTER COMPLETION OF THE OFFER AND SUBJECT TO THE SATISFACTION OR WAIVER OF ALL CONDITIONS TO THE MERGER, THE PURCHASER WILL BE MERGED WITH AND INTO THE COMPANY (THE "MERGER"). THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY AND RECOMMENDS THAT STOCKHOLDERS TENDER THEIR SHARES PURSUANT TO THE OFFER.

    For a discussion of the Board's recommendation, see "Item 4. The Solicitation or Recommendation" set forth in the Company's
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is being mailed to stockholders with this Offer to Purchase.

    Morgan Stanley & Co. Incorporated ("Morgan Stanley") has delivered to the Board its written opinion that, as of July 3, 1999, and based upon and subject to the matters set forth therein, the consideration to be paid in the Offer and the Merger to the stockholders of the Company in the Offer and the Merger is fair to such stockholders from a financial point of view. A copy of the opinion of Morgan Stanley is contained in the Schedule 14D-9.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES EQUIVALENT TO A MAJORITY OF THE TOTAL ISSUED AND OUTSTANDING SHARES ON A FULLY DILUTED BASIS AS OF THE DATE SUCH SHARES ARE PURCHASED PURSUANT TO THE OFFER (THE "MINIMUM CONDITION"). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN SECTION 12.

    Pursuant to the Merger Agreement, each issued and outstanding Share (other than Shares owned by the Company, Numico or the Purchaser or Shares that are held by stockholders exercising dissenters' rights under Delaware law ("Dissenting Stockholders")) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and represent the right to receive an amount in cash, without interest, equal to the price paid for each Share pursuant to the Offer (the "Merger Consideration"). The Merger Agreement is more fully described in Section 11.

    The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions, including the approval of the Merger by the requisite vote of the stockholders of the Company. Under Delaware law, the stockholder vote necessary to approve the Merger will be the affirmative vote of at least a majority of the outstanding Shares, including Shares held by the Purchaser and its affiliates. Accordingly, if the Purchaser acquires a majority of the outstanding Shares, the Purchaser will have the voting power required to approve the Merger without the affirmative vote of any other stockholders of the Company. In the event the Purchaser obtains 90% or more of the outstanding Shares pursuant to the Offer or otherwise, the Purchaser will effect the Merger pursuant to the short-form merger provisions of the Delaware

General Corporation Law ("DGCL"), without notice to, or any action by, any other stockholder of the Company.

    Certain stockholders of the Company owning in the aggregate 742,799 Shares, or approximately 1.0% of the Shares issued and outstanding on June 30, 1999, on a fully diluted basis, have entered into a Tender Agreement dated July 5, 1999, with Numico and the Purchaser (the "Tender Agreement") whereby such stockholders have agreed to tender all of their Shares pursuant to the Offer. This agreement is more fully described in Section 11.

    Based on the representations and warranties of the Company contained in the Merger Agreement, as of June 30, 1999: (i) 67,997,138 Shares were issued and outstanding and (ii) 7,224,939 Shares were reserved for issuance upon exercise of outstanding stock options, warrants or other rights to acquire Shares. Based on the foregoing, the Minimum Condition will be satisfied if 37,611,040 Shares are validly tendered and not withdrawn prior to the Expiration Date (as defined herein). The number of Shares required to be validly tendered and not withdrawn in order to satisfy the Minimum Condition will increase to the extent additional Shares are deemed to be outstanding on a fully diluted basis under the Merger Agreement.

    THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

1.  TERMS OF THE OFFER.

    Upon the terms and subject to the conditions set forth in the Offer (including the terms and conditions set forth in Section 12 (the "Offer Conditions"), and if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment, and pay for, all Shares validly tendered on or prior to the Expiration Date and not otherwise withdrawn as permitted by Section 4. The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on Thursday, August 5, 1999, or any later time and date at which the Offer, as so extended by the Purchaser, shall expire.

    The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition and the obtaining of any Required Regulatory Approvals (as defined in the Merger Agreement), including the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act"). The Offer is also conditioned upon the satisfaction of each of the other conditions described in
Section 12. If any of these conditions is not satisfied prior to the Expiration Date (as extended by the Purchaser pursuant to the Merger Agreement), the Purchaser may terminate the Offer and return all tendered Shares to tendering stockholders. The Purchaser reserves the right (but shall not be obligated), subject to the provisions of the Merger Agreement, to waive any or all of such conditions, except the Minimum Condition.

    Subject to the applicable rules and regulations of the Securities and Exchange Commission (the "SEC") and the terms of the Merger Agreement (see
Section 11), the Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as possible by a public announcement thereof. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's Shares. See
Section 4. Subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, the Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to delay acceptance for payment of or (regardless of whether such Shares were already accepted for payment) payment for, any tendered Shares, or to terminate or amend the Offer as to any Shares not then paid for, upon the occurrence of any of the conditions specified in Section 12 and (ii) to waive any condition and to set forth or change any other term and condition of the Offer, by giving oral or written notice of such delay, termination or amendment to the Depositary and by making a public announcement thereof; provided that pursuant to the Merger Agreement, the Purchaser will not, without the prior written consent of the Company (such consent to be authorized by the Board), (i) waive the Minimum Condition, (ii) decrease the amount or change the form of consideration payable in the Offer,
(iii) decrease the number of Shares sought in the Offer, (iv) impose additional conditions to the Offer, (v) change any of the Offer Conditions or amend any other term of the Offer if any such change or amendment would be adverse in any respect to the holders of Shares (other than Numico or the Purchaser) or (vi) except as provided below, extend the Offer if all the Offer Conditions have been satisfied.

    Notwithstanding the foregoing, pursuant to the Merger Agreement, the Purchaser may, without the consent of the Company, (a) extend the Offer, if at the scheduled Expiration Date, any of the Offer Conditions have not been satisfied or waived, on one or more occasions for an additional period(s) of up to ten business days at a time until such conditions are satisfied or waived,
(b) extend the Offer for such period as may be required by any rule, regulation, interpretation of position of the SEC or the staff thereof applicable to the Offer or (c) extend the Offer for one or more periods (each such period to be for not more than three business days, and such extensions to be for an aggregate period of not more than ten business days beyond the latest Expiration Date that would otherwise be permitted under clause (a) or (b) of this sentence) if on the date of such extensions the Offer Conditions have been satisfied or waived but more than 90% of the outstanding Shares have not been tendered. Pursuant to the Merger Agreement, if all of the Offer Conditions are not satisfied on any Expiration Date of the Offer, the Purchaser will, upon the Company's request, extend the Offer for one or more periods of not more than ten business days each;

provided, that the Purchaser will not be required to extend the Offer beyond (i) October 5, 1999 (the "Outside Date") (or November 5, 1999, if all Required Regulatory Approvals are not obtained by such date) or (ii), if earlier, the termination of the Merger Agreement in accordance with its terms.

    If the Purchaser accepts any Shares for payment pursuant to the terms of the Offer, it will accept for payment all Shares validly tendered and not withdrawn prior to the Expiration Date, and, subject to the terms and conditions of the Offer, including but not limited to the Offer Conditions, it will accept for payment and promptly pay for all Shares so accepted for payment. The Purchaser confirms that its reservation of the right to delay payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

    Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

    The Purchaser confirms that if it makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act.

    If, prior to the Expiration Date, the Purchaser (with the previous approval of the Company in writing) shall decrease the percentage of Shares being sought or the consideration offered to holders of Shares, such decrease shall be applicable to all holders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any increase or decrease is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended until the expiration of such ten business day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

    The Company provided the Purchaser with a list of the record holders of the Shares and their addresses, as well as mailing labels for such record holders, any non-objecting beneficial owner lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares by the Purchaser.

2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

    Upon the terms and subject to the conditions of the Offer (including the Offer Conditions and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment, and will pay for, all Shares validly tendered and not withdrawn as promptly as practicable after the Expiration Date, if the Offer Conditions have been satisfied or waived.

    In addition, subject to applicable rules of the SEC, the Purchaser expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law. See Section 12. Notwithstanding the foregoing, the Purchaser reserves the right, in its sole discretion, to extend the Offer notwithstanding the prior satisfaction of the Offer Conditions if more than 90% of the outstanding Shares have not been tendered in the Offer (in which case the Purchaser may extend the expiration date on one or more occasions for up to ten business days in the aggregate beyond the time it would otherwise be required to accept validly tendered Shares for payment). See Sections 1, 12 and 15.

    Numico filed a Notification and Report Form under the HSR Act on July 6, 1999, and, accordingly, unless earlier terminated or extended by a request for additional information, the waiting period under the HSR Act is scheduled to expire at 11:59 p.m., New York City time, on July 21, 1999. See Section 15.

    Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a confirmation of a book-entry transfer of such Shares (a "Book-Entry Confirmation") into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility")), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents.

    For purposes of the Offer, the Purchaser will be deemed to have accepted for payment Shares validly tendered and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to the tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

    If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained with the Book-Entry Transfer Facility), as soon as practicable following expiration or termination of the Offer.

    If the Purchaser increases the consideration to be paid for Shares pursuant to the Offer, the Purchaser will pay such increased consideration for all Shares purchased pursuant to the Offer.

    The Purchaser reserves the right to transfer or assign, in whole or in part, to one or more direct or indirect subsidiaries of Numico the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.  PROCEDURE FOR TENDERING SHARES.

    VALID TENDER. To tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, certificates for Shares to be tendered and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, (b) such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a Book-Entry Confirmation of such delivery, including an Agent's Message (as defined below), must be received by the Depositary if the tendering stockholder has not delivered a Letter of Transmittal) prior to the Expiration Date or (c) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are subject to the Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

    BOOK-ENTRY DELIVERY. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    SIGNATURE GUARANTEES. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution"). No signature guarantee is required on the Letter of Transmittal (a) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in any of the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates for such Shares must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed in the manner described above. See Instructions 1 and 5 to the Letter of Transmittal.

    GUARANTEED DELIVERY. A stockholder desiring to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by following all of the procedures set forth below:

        (i) such tender is made by or through an Eligible Institution;

        (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

       (iii) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of a Letter of Transmittal), and any other required documents are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the Nasdaq National Market operated by the National Association of Securities Dealers, Inc. (the "NASD") is open for business.

    The Notice of Guaranteed Delivery may be delivered by hand or overnight courier to the Depositary or transmitted by telegram, telex or facsimile or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

    OTHER REQUIREMENTS. Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of a Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to such Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL ANY INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

    TENDER CONSTITUTES AN AGREEMENT. The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

    APPOINTMENT. By executing a Letter of Transmittal as set forth above (including through delivery of an Agent's Message), the tendering stockholder irrevocably appoints designees of the Purchaser as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after July 5, 1999. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment and pays for the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will be deemed not effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights in respect of any annual, special or adjourned meeting of the Company's stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of and payment for such Shares, the Purchaser must be able to exercise full voting and other rights with respect to such Shares, including voting at any meeting of stockholders then scheduled.

    DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Numico, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

    BACKUP WITHHOLDING. In order to avoid "backup withholding" of U.S. Federal income tax on payments of cash pursuant to the Offer, a U.S. Holder (as defined herein) surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such U.S. Holder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such U.S. Holder is not subject to backup withholding. If a U.S. Holder does not provide a correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such U.S. Holder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 31%. All U.S. Holders surrendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain stockholders (including, among others, certain domestic corporations and certain foreign individuals and entities) are not subject to backup withholding. Noncorporate foreign stockholders should complete and sign a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

4.  RIGHTS OF WITHDRAWAL.

    Tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after September 6, 1999.

    For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedure for book-entry transfer as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures.

    All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Purchaser, Numico, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

    Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 at any time prior to the Expiration Date.

    If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered

Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4.

5.  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES.

    The following is a general discussion of certain U.S. Federal income tax consequences of the receipt of cash by a holder of Shares pursuant to the Offer or the Merger. Except as specifically noted, this discussion applies only to a U.S. Holder.

    A "U.S. Holder" means a holder of Shares that is (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof or therein, (iii) an estate the income of which is subject to United States Federal income taxation regardless of its source, or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over the administration of the trust and (y) one or more United States persons have the authority to control all substantial decisions of the trust. In the case of a partnership that holds Shares, any partner described in any of (i) through (iv), above, generally is also a U.S. Holder. A "Non-U.S. Holder" is a holder of Shares, generally including any partner in a partnership that holds Shares, that is not a U.S. Holder.

    The transfer of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. Federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for U.S. Federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received by the U.S. Holder pursuant to the Offer or the Merger and the aggregate tax basis in the Shares transferred by such U.S. Holder pursuant to the Offer (or canceled pursuant to the Merger). Gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer (or canceled pursuant to the Merger).

    Gain (or loss) will be capital gain (or loss), assuming that such Shares are held as a capital asset. Capital gains of individuals, estates and trusts generally are subject to preferential U.S. Federal income tax rates if, at the time the Company accepts the Shares for payment, the stockholder held the Shares for more than one year. Capital gains of corporations generally are taxed at the same Federal income tax rates applicable to corporate ordinary income. In addition, under present law, the ability to use capital losses to offset ordinary income is limited.

    A U.S. Holder that tenders Shares pursuant to the Offer or surrenders Shares pursuant to the Merger may be subject to 31% backup withholding unless the U.S. Holder provides its taxpayer identification number ("TIN") and certifies that such number is correct or properly certifies that it is awaiting a TIN, or unless an exemption applies. A stockholder that does not furnish its TIN may be subject to a penalty imposed by the IRS. See "--Backup Withholding" under
Section 3 herein.

    If backup withholding applies to a stockholder, the Depositary is required to withhold 31% from payments to such stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. Federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder upon filing a U.S. Federal income tax return.

    THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE WITH RESPECT TO SHARES RECEIVED PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION OR WITH RESPECT TO HOLDERS OF SHARES WHO ARE SUBJECT TO SPECIAL TAX TREATMENT UNDER THE CODE, SUCH AS NON-U.S. HOLDERS, LIFE INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, FINANCIAL INSTITUTIONS, DEALERS IN SECURITIES OR CURRENCIES, PERSONS WHO HOLD SHARES AS A POSITION IN A "STRADDLE" OR AS PART OF A "HEDGING" OR "CONVERSION" TRANSACTION AND PERSONS THAT HAVE A FUNCTIONAL CURRENCY OTHER THAN THE U.S. DOLLAR. THE DISCUSSION MAY NOT APPLY TO A HOLDER OF SHARES IN LIGHT OF SUCH HOLDER'S INDIVIDUAL CIRCUMSTANCES AND MAY NOT DISCUSS EVERY ASPECT OF U.S. FEDERAL TAX LAW THAT MAY BE RELEVANT TO HOLDERS (INCLUDING THE APPLICABILITY OF ANY ESTATE OR GIFT TAX LAWS). STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS) OF THE OFFER AND THE MERGER.

6.  PRICE RANGE OF THE SHARES; DIVIDENDS.

    The Shares are included for trading on the Nasdaq National Market under the symbol "GNCI". The following table sets forth, for each of the fiscal quarters of the Company indicated, the high and low bid quotations for the Shares on the Nasdaq National Market based upon published financial sources.

                                                                                      BID QUOTATIONS
                                                                                 ------------------------
FISCAL YEAR                                                                         HIGH          LOW
-------------------------------------------------------------------------------  -----------  -----------
1997
  First quarter................................................................  $      231/2 $      173/8
  Second quarter...............................................................         285/8        201/8
  Third quarter................................................................         301/2        251/4
  Fourth quarter...............................................................         365/8        277/8

1998
  First quarter................................................................         411/4        333/8
  Second quarter...............................................................         371/4        277/8
  Third quarter................................................................         321/2         9
  Fourth quarter...............................................................         21            95/8

1999
  First quarter................................................................         169/16        11
  Second quarter (through July 8, 1999)........................................         245/8        165/16

    On July 2, 1999, the last full trading day before the first public announcement of the execution of the Merger Agreement, the last reported bid price of the Shares on the Nasdaq National Market was $22 7/8 per Share. On July 8, 1999, the last full trading day before the commencement of the Offer, the last reported bid price of the Shares on the Nasdaq National Market was $24 9/16 per Share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

    The Purchaser has been advised by the Company that the Company has never paid any cash dividends on the Shares. The Merger Agreement prohibits the Company from declaring or paying any dividends until the effectiveness of the Merger.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; STOCK QUOTATION; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS.

    MARKET FOR THE SHARES. The purchase of Shares by the Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

    STOCK QUOTATION. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the National Association of Securities Dealers, Inc. ("NASD") for continued inclusion in the Nasdaq National Market, which among other things require that an issuer have either (i) at least 750,000 publicly held shares, held by at least 400 stockholders of round lots, with an aggregate market value of at least $5,000,000 and net tangible assets of at least $4,000,000 and at least two registered and active market makers for the shares or (ii) at least 1,100,000 publicly held shares, held by at least 400 stockholders of round lots, with an aggregate market value of at least $15,000,000, and either (x) a market capitalization of at least $50,000,000 or (y) total assets and total revenue of at least $50,000,000 each for the most recently completed fiscal year or two of the last three most recently completed fiscal years and at least four registered and active market markers. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares are not considered as being publicly held for this purpose. According to information provided by the Company, as of July 7, 1999, there were 1,281 stockholders of record.

    If the Shares were to cease to be quoted on the Nasdaq National Market, the market for the Shares could be adversely affected. It is possible that the Shares would be traded or quoted on other securities exchanges or in the over-the-counter market and the price quotations would be reported by such exchange or through Nasdaq or other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of stockholders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

    EXCHANGE ACT REGISTRATION. The Shares are currently registered under the Exchange Act. Such registration may be terminated by the Company upon application to the SEC if the outstanding Shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for Nasdaq National Market reporting or for continued inclusion on the list of "margin securities" of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The Purchaser intends to seek to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon as possible after the completion of the Offer if the requirements for such termination are met.

    MARGIN REGULATIONS. The Shares are currently "margin securities" under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In any event, the Shares will cease to be "margin securities" if registration of the Shares under the Exchange Act is terminated.

    INCREASED INTEREST IN NET BOOK VALUE AND NET EARNINGS OF THE COMPANY. If the Offer is consummated, the direct and indirect interest of Numico in the Company's net book value and net earnings will increase in proportion to the number of Shares acquired in the Offer. Following consummation of the Merger, Numico's direct and indirect interest in such items will increase to 100%, and the Company will be a wholly-owned indirect subsidiary of Numico. Accordingly, Numico and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by the Company's operations, any future increase in the Company's value and the right to elect all members of the Board. Similarly, Numico will also bear the risk of losses generated by the Company's operations and any decrease in the value of the Company after the Merger. Furthermore, after the Merger, pre-Merger shareholders will not have the opportunity to participate directly in the earnings and growth of the Company and will not face the risk of losses generated by the Company's operations or decline in the value of the Company.

8.  CERTAIN INFORMATION CONCERNING THE COMPANY.

    The Company is a Delaware corporation with its principal executive office at 300 Sixth Avenue, Pittsburgh, Pennsylvania 15222. The Company is a nationwide specialty retailer of vitamin and mineral supplements, sports nutrition products and herbs, and is also a leading provider of personal care and other health-related products.

    SELECTED FINANCIAL INFORMATION. The selected financial information of the Company and its consolidated subsidiaries set forth below has been excerpted and derived from the Company's Annual Report on Form 10-K for the fiscal year ended February 6, 1999 (the "Form 10-K") and its Quarterly Report on Form 10-Q for the twelve weeks ended May 1, 1999, and its Quarterly Report on Form 10-Q for the twelve weeks ended April 25, 1998. More comprehensive financial and other information is included in such reports

(including management's discussion and analysis of results of operations and financial position) and in other reports and documents filed by the Company with the SEC. The financial information set forth below is qualified in its entirety by reference to such reports and documents filed with the SEC and all of the financial statements and related notes contained therein. These reports and other documents may be examined and copies thereof may be obtained from the SEC in the manner set forth below under "--Available Information."

                       GENERAL NUTRITION COMPANIES, INC.
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                                 (IN THOUSANDS)

                                                       TWELVE WEEKS ENDED              FISCAL YEAR ENDED
                                                   ---------------------------  --------------------------------
                                                                   APRIL 25,      FEBRUARY 6,      JANUARY 31,
                                                   MAY 1, 1999       1998            1999             1998
                                                   ------------  -------------  ---------------  ---------------
INCOME STATEMENT DATA:
Net revenue......................................  $    336,357   $   327,617    $   1,417,746    $   1,193,485
Cost of sales....................................       222,088       195,852          896,539          726,016
Selling, general and administrative..............        75,844        77,572          337,594          272,215
Compensation expense--non-cash...................            --            --              276            4,083
Operating earnings...............................        38,425        54,193          183,337          191,171
Interest expense.................................        11,802         5,259           36,608           22,926
Income taxes.....................................         9,851        18,696           55,752           64,880
Net earnings.....................................        16,772        30,238           90,977          103,365

BALANCE SHEET DATA:
Working capital..................................       197,353       161,652          211,142          141,361
Total assets.....................................     1,116,952     1,012,011        1,127,986          933,938
Total outstanding indebtedness...................       994,363       689,609        1,023,070          583,226
Stockholders' equity.............................       122,589       322,402          104,916          350,712

    Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or based upon publicly available documents on file with the SEC and other publicly available information. Although the Purchaser, Numico, the Information Agent and the Dealer Manager do not have any knowledge that any such information is untrue, none of the Purchaser, Numico, the Information Agent and the Dealer Manager takes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

    CERTAIN FINANCIAL PROJECTIONS. The Company does not, as a matter of course, make public forecasts or projections as to its future financial performance. However, in connection with the negotiations between Numico and the Company, the Company made available to representatives of Numico certain non-public information (the "Projections") regarding the Company's projected operating performance. The Projections indicated that for the fiscal years ended February 5, 2000, February 3, 2001 and February 2, 2002, the

Company's net revenue, earnings before interest and income taxes ("EBIT"), earnings before interest, income taxes, depreciation and amortization ("EBITDA") and net earnings are as follows:

                       GENERAL NUTRITION COMPANIES, INC.
                CERTAIN PROJECTIONS OF FUTURE OPERATING RESULTS
                                 (IN MILLIONS)

                                                                               FISCAL YEAR ENDED
                                                               -------------------------------------------------
                                                                 FEBRUARY 5,      FEBRUARY 3,      FEBRUARY 2,
                                                                    2000             2001             2002
                                                               ---------------  ---------------  ---------------
Net revenue..................................................     $ 1,529.1        $ 1,724.8        $ 1,976.9
EBIT.........................................................         192.1            222.0            266.5
EBITDA.......................................................         256.7            295.5            343.6
Net earnings.................................................          90.6            112.3            143.9

    The Projections reflect the Company's forecast of its consolidated net revenue, EBIT, EBITDA and net earnings on a stand-alone basis and without reflecting any potential synergies from the consummation of the Offer and the Merger.

    THE PROJECTIONS WERE PREPARED SOLELY FOR INTERNAL USE AND NOT WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE SEC OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS AND WERE NOT PREPARED WITH THE ASSISTANCE OF, OR REVIEWED BY, INDEPENDENT ACCOUNTANTS. THE PROJECTIONS ARE INCLUDED IN THIS OFFER TO PURCHASE SOLELY BECAUSE SUCH INFORMATION WAS FURNISHED TO NUMICO AND THE PURCHASER BY THE COMPANY. NONE OF NUMICO, THE PURCHASER, THE COMPANY, THE DEALER MANAGER OR ANY OTHER PERSON PROVIDES ANY ASSURANCE AS TO THE VALIDITY OR ACCURACY OF THE PROJECTED OUTCOMES OR COMPLETENESS OF THE PROJECTIONS, AND THE INCLUSION OF SUCH PROJECTED INFORMATION IN THIS OFFER TO PURCHASE SHOULD NOT BE REGARDED AS AN INDICATION THAT ANY SUCH PERSONS CONSIDER SUCH PROJECTED OUTCOMES TO BE ACCURATE OR RELIABLE. THE PROJECTIONS WERE NOT PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND WERE NOT AUDITED OR REVIEWED BY ANY INDEPENDENT ACCOUNTING FIRM, NOR DID ANY SUCH FIRM PERFORM ANY OTHER SERVICES WITH RESPECT THERETO. THE PROJECTIONS ARE BASED ON A VARIETY OF ASSUMPTIONS RELATING TO THE BUSINESSES OF THE COMPANY, INDUSTRY PERFORMANCE, GENERAL BUSINESS AND ECONOMIC CONDITIONS AND OTHER MATTERS, WHICH ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. THESE ASSUMPTIONS INVOLVE JUDGMENTS WITH RESPECT TO, AMONG OTHER THINGS, FUTURE ECONOMIC AND COMPETITIVE CONDITIONS, INFLATION RATES AND FUTURE BUSINESS CONDITIONS. THEREFORE, THE PROJECTIONS ARE INHERENTLY IMPRECISE AND THERE CAN BE NO ASSURANCE THAT THEY WILL PROVE TO BE RELIABLE. ALSO, ACTUAL FUTURE RESULTS MAY VARY MATERIALLY FROM THOSE SHOWN IN THE PROJECTIONS. NONE OF NUMICO, THE PURCHASER, THE COMPANY OR THE DEALER MANAGER IS UNDER ANY OBLIGATION TO OR HAS ANY INTENTION TO UPDATE THE PROJECTIONS AT ANY FUTURE TIME.

    AVAILABLE INFORMATION. The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options and other matters, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, NY 10048 and at Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, IL 60661. Copies of such information should be obtainable, by mail, upon payment of the SEC's customary charges, by writing to the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Such reports, proxy and information statements and other information may be found on the SEC's web site address, http://www.sec.gov. Although neither Numico nor the Purchaser has any knowledge that any such information is untrue, Numico and the Purchaser take no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9.  CERTAIN INFORMATION CONCERNING THE PURCHASER AND NUMICO.

    The Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and the commencement of the Offer. The Purchaser is an indirect wholly-owned subsidiary of Numico. The principal executive office of the Purchaser is located at 1209 Orange Street, Wilmington, Delaware 19801. All outstanding shares of common stock of Purchaser are owned by Numico US, LP, a Delaware limited partnership ("Numico LP").

    Numico LP is a holding company established solely to hold the common stock of the Purchaser and has not engaged in any activities other than those incident to its formation and the formation of the Puchaser. Numico LP is an indirect wholly-owned subsidiary of Numico. The principal executive office of Numico LP is located at 1209 Orange Street, Wilmington, Delaware 19801.

    Numico is a company incorporated under the laws of The Netherlands. The principal executive office of Numico is located at Rokkeveenseweg 49, 2712 PJ Zoetermeer, P.O. Box 1, 2700 MA Zoetermeer, The Netherlands. Numico is a multinational company concentrating on the development, manufacture and sales of specialized nutrition products based upon medical scientific concepts with a high added value.

    Numico is not subject to the informational reporting requirements of the Exchange Act and as such is not required to file reports, proxy statements or other information with the SEC.

    Set forth below is certain summary consolidated financial information of Numico.

                                     NUMICO
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                    FISCAL YEAR ENDED DECEMBER 31,
                                                      ----------------------------------------------------------
                                                          1996           1997           1998          1998(1)
                                                           NLG            NLG            NLG            US$
                                                      -------------  -------------  -------------  -------------
OPERATING DATA:
(Dutch GAAP)
  Sales.............................................          2,911          3,202          3,476          1,839
  Gross margin......................................          1,782          2,018          2,187          1,157
  Profit before income taxes........................            306            391            463            245
  Net profit........................................            232            288            339            179
  Earnings per share................................           1.92           2.29           2.63           1.39
  Number of shares outstanding......................    120,930,354    125,650,142    128,828,626    128,828,626
  Earnings per share (fully diluted)................           1.82           2.20           2.55           1.35
  Number of shares outstanding (fully diluted)......    133,269,665    134,389,871    135,621,780    135,621,780

FINANCIAL POSITION:
(Dutch GAAP)
  Total assets......................................          1,772          1,906          1,924          1,018
  Total current liabilities.........................            589            729            777            411
  Provisions and long-term debt.....................            783            667            629            333
  Equalization fund investment grants and minority
    interests.......................................             23             27             29             15
  Stockholders' equity..............................            377            483            489            259

------------------------

(1) Dutch Guilders (NLG) are translated into U.S. Dollars ($) at a rate of 1.89 NLG = $1.00, the Noon Mid-Rate of the ABN AMRO Bank in Amsterdam on December 31, 1998. The presentation of the U.S. Dollar amounts should not be construed as a representation that the Dutch Guilder amounts could be so converted into U.S. Dollars at the rate indicated or at any other rate.

    Numico's financial statements are prepared in accordance with generally accepted accounting principles in The Netherlands ("Dutch GAAP"), which differ in certain significant respects from generally accepted accounting principles in the U.S. ("US GAAP"). Numico, however, believes that the differences between Dutch GAAP and US GAAP are not material to a decision by holders of Shares whether to sell, tender or hold the Shares.

    Statements which Numico and the Purchaser may publish, including those in this Offer to Purchase, that are not strictly historical are "forward-looking" statements. Although Numico and Purchaser believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, they can give no assurance that their expectations will be realized. Forward-looking statements involve known and unknown risks which may cause the actual results and corporate developments of Numico and the Purchaser to differ materially from those expected. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Numico and its competitors, raw materials and employee costs, changes in future exchange and interest rates, changes in tax rates and future business combinations, acquisitions or dispositions, and the rate of technical changes.

    The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Numico, the Purchaser and Numico LP are set forth in Schedule A hereto.

    Except as described in Section 10 herein, none of Numico, the Purchaser or Numico LP, or, to the best of their knowledge, any of the persons listed in Schedule A, nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has any right to acquire, directly or indirectly, any equity security of the Company. Except as set forth in Section 10 herein, none of Numico, the Purchaser or Numico LP, or, to the best of their knowledge, any of the other persons referred to above, nor any of their respective directors, executive officers or subsidiaries has effected any transaction in any equity security of the Company during the past 60 days.

    Except as set forth in Sections 10 and 11 herein, none of Numico, the Purchaser or Numico LP, or, to the best of their knowledge, any of the persons listed in Schedule A hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies.

    Except as set forth in Sections 10 and 11 herein, there have been no contacts, negotiations or transactions since February 6, 1999 between Numico, the Purchaser or Numico LP, or, to the best of their knowledge, any of the persons listed in Schedule A hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets. Except as described in Sections 10 and 11 herein, none of Numico, the Purchaser or Numico LP, or, to the best of their knowledge, any of the persons listed in Schedule A hereto, has since February 6, 1999, had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Offer.

10. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

    In early April 1999, a consulting firm contacted a representative of Numico and inquired as to Numico's possible interest in acquiring the Company or discussing other strategic arrangements between Numico and the Company. Thereafter, a series of calls took place among representatives of Numico and the Company to determine whether a meeting of senior executives of the companies could be arranged.

    On April 28, 1999, a representative of Numico and William E. Watts, President and Chief Executive Officer of the Company, met in Pittsburgh, Pennsylvania, to discuss the businesses of Numico and the Company, to exchange information on the market for nutrition products and began preliminary discussions regarding the possibility of a strategic transaction between Numico and the Company. It was determined at the meeting that the companies should continue discussions. Discussions regarding Numico's interest in consummating an acquisition transaction with the Company continued thereafter from time to time between various representatives of Numico and the Company.

    As of May 26, 1999, confidentiality agreements were signed providing for the confidential exchange of information.

    A meeting between Mr. Watts and Johannes C. T. van der Wielen, Chief Executive Officer of Numico, was held on May 27, 1999, at Numico's headquarters in The Netherlands. Several senior members of Numico's management also attended the meeting. On May 28, 1999, Mr. Watts was given a tour of Numico's research laboratories and other facilities in The Netherlands. That evening, Mr. Watts, Mr. van der Wielen and others from Numico met for additional discussions.

    During the first week of June 1999, Mr. van der Wielen and Mr. Watts held several telephone conversations concerning a potential transaction and discussed the principal terms of the transaction and how to pursue such a transaction.

    Numico representatives traveled to New York for a presentation by the Company and its advisors on June 9, 1999. Representatives from J.P. Morgan and its affiliate, J.P. Morgan Securities Ltd., Numico's financial advisor, and Vedder, Price, Kaufman & Kammholz, Numico's legal counsel in the United States, also were present. Mr. Watts and other senior management members from the Company attended. Morgan Stanley, the Company's financial advisor, was also represented. At the meeting, the Company's management made presentations to Numico regarding the Company's business and operations.

    The following morning, on June 10, 1999, Numico representatives visited the Company's stores in New York. Later in the day, Numico and the Company and their advisors met once again to review financial information on the Company. Numico also made presentations to the Company on its research and development capabilities and nutrition products in Europe.

    Beginning on June 10, 1999, Numico, its financial advisors and legal counsel conducted business, legal and financial due diligence at the Company's legal counsel's offices in New York. Over the succeeding weeks, Numico's outside advisors continued their reviews of the Company and its operations.

    On June 14, 1999, Mr. van der Wielen and Mr. Watts met in the United States to discuss further details of the transaction between the companies and to visit the Company's facilities. On June 15, 1999 Mr. van der Wielen traveled with Mr. Watts to Greenville, South Carolina to view the Company's manufacturing facilities. On June 16 and 17, 1999, Company management visited Numico's research and development laboratories and headquarters in The Netherlands.

    On June 23, 1999, Mr. Watts and Gregory T. Horn arrived in The Netherlands for meetings with Mr. van der Wielen and Erlend Jan van der Hagen, Chairman of the Supervisory Board of Numico. On June 24, 1999, Messrs. Watts and Horn made a presentation to the Supervisory Board of Numico. After the presentation, the Supervisory Board approved a cash tender offer for all of the outstanding shares of the Company at $25.00 per share and the subsequent merger of a subsidiary of Numico with and into the Company, subject to definitive documentation.

    Also on June 23, 1999, Numico's legal counsel distributed to the Company and the Company's legal counsel, a draft merger agreement setting forth the proposed terms of the tender offer and second step merger. Over the course of the next several days, Numico, the Company and their respective legal counsel met on a number of occasions to negotiate the definitive Merger Agreement and the terms of the Tender Agreement, Employment Agreements (as defined herein) and a side letter to the Merger Agreement outlining terms of certain benefits to be provided by Numico to the Company's employees.

    At a meeting held on the afternoon of June 30, 1999, in New York City, the Board of Directors of the Company met to consider the terms of the proposed acquisition. At such meeting, the Board of Directors of the Company reviewed and discussed the latest terms of the proposed acquisition and the applicable agreements and heard presentations from and asked questions of its management and its legal and financial advisors. The Board of Directors of the Company met again in the morning of July 3, 1999 at which time the Company's financial and legal advisors described the final terms of the proposed acquisition and the applicable agreements and Morgan Stanley delivered its opinion, dated July 3, 1999, that, as of such date, the consideration to be received by the Company's stockholders in the Offer and the Merger was fair, from a financial point of view to such stockholders. At such meeting, the Board of Directors of the Company unanimously approved the Merger Agreement, the Offer and the Merger, determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and voted to recommend to holders of Shares that they tender their Shares pursuant to the Offer and adopt the Merger Agreement.

    On July 5, 1999, the Merger Agreement, the Tender Agreement and the Employment Agreements were executed by Numico, the Purchaser and the Company.

11. PURPOSE OF THE OFFER; PLANS FOR THE COMPANY; THE MERGER AGREEMENT; OTHER AGREEMENTS.

PURPOSE.

    The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company.

    If the Purchaser acquires a majority of the total issued and outstanding Shares pursuant to the Offer, it will have the votes necessary under the DGCL to approve the Merger of the Purchaser with and into the Company. Therefore, based on information provided by the Company, if at least approximately 37,611,040 Shares are acquired pursuant to the Offer or otherwise, the Purchaser will be able to and intends to effect the Merger without the vote of any person other than the Purchaser. In addition, under the DGCL, Numico may cause the Purchaser to merge with and into the Company without a vote of the Company's stockholders if the Purchaser owns at least 90% of the outstanding Shares. If over 90% of the outstanding Shares are tendered in the Offer, Numico intends to effect the merger of the Purchaser into the Company.

PLANS FOR THE COMPANY.

    Numico intends to conduct a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and to consider, subject to the terms of the Merger Agreement, what, if any, changes would be desirable in light of the circumstances then existing following the acquisition of Shares pursuant to the Offer and reserves the right to take such actions or effect such changes as it deems desirable.

    Except as otherwise described in this Offer to Purchase, neither Numico nor the Purchaser have any current plans or proposals that would relate to, or result in, any extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization or liquidation involving the Company, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, any change in the Company's capitalization or dividend policy or any other material change in the Company's business, corporate structure or personnel.

THE MERGER AGREEMENT.

    The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to Schedule 14D-1. The Merger Agreement may be examined, and copies thereof may be obtained, as set forth in Section 8 above.

    THE OFFER. The Merger Agreement provides for the commencement of the Offer as described in Section 1 hereof.

    THE MERGER. The Merger Agreement provides that upon the closing of the Merger, the Company and the Purchaser will file a Certificate of Merger with the Secretary of State of the State of Delaware. The Merger will become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such later time as is specified in the Certificate of Merger (the time the Merger becomes effective being the "Effective Time"). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, at the Effective Time, the Purchaser will be merged with and into the Company. Following the Merger, the separate corporate existence of the Purchaser shall cease, the Company will be the surviving corporation in the Merger (hereinafter sometimes called the "Surviving Corporation") and, in accordance with the DGCL, continue to be governed by the laws of the State of Delaware.

    Pursuant to the Merger Agreement, as of the Effective Time, by virtue of the Merger and without any action on the part of Numico, the Purchaser, the Company or the holder of any Shares or any shares of capital stock of the Purchaser: (i) each Share issued and outstanding at the Effective Time (other than any Shares owned by the Company, Numico or the Purchaser or Shares which are held by Dissenting Stockholders) will be converted into the right to receive $25.00 in cash, or such greater amount paid pursuant to the Offer, without interest (the "Merger Consideration") and (ii) each share of capital stock of the Purchaser issued and outstanding at the Effective Time will be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

    COMPANY ACTIONS. The Company's Board of Directors unanimously (x) approved the Merger Agreement, the Offer and the Merger, (y) determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and (z) recommends that the stockholders of the Company accept the Offer, tender their Shares and adopt the Merger Agreement. Morgan Stanley, the Company's financial advisor, has rendered to the Board its opinion that, as of July 3, 1999, the consideration to be paid in the Offer and the Merger is fair to holders of the Shares from a financial point of view.

    Concurrently with the filing of this Offer to Purchase, the Company is filing with the SEC and causing to be disseminated to stockholders of the Company, a Schedule 14D-9 with respect to the Offer (together with any amendments or supplements thereto, the "Schedule 14D-9") which includes the recommendation described in the preceding paragraph. Subject to the provisions of the Merger Agreement described under "Termination" below, such recommendation may be withdrawn, modified or amended to the extent that the Board deems it necessary to do so in the exercise of its fiduciary duty.

    STOCKHOLDER APPROVAL. Pursuant to the Merger Agreement, the Company shall, if required, as soon as practicable following the acquisition by the Purchaser of the Shares pursuant to the Offer, duly call, give notice of, convene and hold a meeting of its stockholders (the "Company Stockholders Meeting") for the purpose of obtaining the requisite number of votes to adopt the Merger Agreement. In addition, the Company shall, through the Board, recommend to its stockholders that they vote in favor of the adoption of the Merger Agreement; provided, however, that the Board may withdraw, modify or change such recommendation to the extent that the Board determines to do so in exercise of its fiduciary duties or in accordance with the provisions of the Merger Agreement described under "--Acquisition Proposals" below. The Merger Agreement provides that Numico shall vote or cause to be voted all Shares owned of record by Numico, the Purchaser or any of its other subsidiaries in favor of the adoption of the Merger Agreement.

    Notwithstanding the preceding paragraph or any other provision of the Merger Agreement, the Merger Agreement provides that in the event that Numico, the Purchaser, or any other subsidiary of Numico shall beneficially own in the aggregate at least 90% of the outstanding Shares, the Company shall not be required to call the Company Stockholders Meeting or to file or mail a proxy statement, and the parties to the Merger Agreement shall, subject to the provisions of Section 12 herein, at the request of Numico, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of and payment for Shares by the Purchaser pursuant to the Offer without a meeting of stockholders of the Company.

    The Merger Agreement provides that, if required by applicable law, as soon as practicable following Numico's request, the Company and Numico shall prepare and file with the SEC the proxy statement relating to the Company Stockholders Meeting (the "Proxy Statement"). Each of the Company and Numico shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company's stockholders, as promptly as practicable.

    CONDUCT OF BUSINESS. In the Merger Agreement, the Company has covenanted and agreed as to itself and its subsidiaries that, among other things and subject to certain exceptions, during the period from the date of the Merger Agreement to the Effective Time:

    (a) the Company and its subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course in all respects, consistent with past practice and shall use their respective reasonable best efforts to preserve intact their present business organizations and preserve their existing relationships with customers, suppliers, employees, Governmental Entities (as defined in the Merger Agreement) and others having business dealings with them, and shall not enter into any material joint venture or other similar arrangement;

    (b) the Company shall not, and shall not propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock,
(ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, (iii) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock except as otherwise permitted with respect to the payment of the option exercise price or tax withholding under certain option agreements in effect on the date of the Merger Agreement under the Company Equity Plans (as defined in the Merger Agreement), or (iv) effect any reorganization or recapitalization;

    (c) the Company shall not and shall cause its subsidiaries not to issue, pledge, dispose of or encumber, deliver or sell, or authorize or propose the issuance, disposition, encumbrance, pledge, delivery or sale of, any shares of its capital stock of any class, any Company Voting Debt (as defined in the Merger Agreement) or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares or Company Voting Debt, or enter into any agreement with respect to any of the foregoing, other than the issuance of Shares upon the exercise of stock options or rights to purchase Shares outstanding on the date of the Merger Agreement in accordance with the terms of the Company Equity Plans as in effect on the date of the Merger Agreement and other than upon the exercise of the Warrants (as defined in the Merger Agreement);

    (d) except to the extent required to comply with their respective obligations under the Merger Agreement or required by law, the Company and its subsidiaries will not amend or propose to amend their respective Certificate of Incorporation, Bylaws or other similar governing documents;

    (e) the Company shall not (i) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or guarantee any debt securities of other persons other than indebtedness (including short term borrowings) of the Company or its subsidiaries to the Company or its subsidiaries and other than in the ordinary course of business, (ii) make any loans, advances or capital contributions to, or investments in, any other person, other than by the Company or its subsidiaries to or in the Company or its subsidiaries or (iii) pay, discharge, modify or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the case of clauses (ii) and (iii), loans, advances, capital contributions, investments, payments, discharges or satisfactions incurred or committed to in the ordinary course of business consistent with past practice;

    (f) the Company shall not, and shall not permit its subsidiaries to (i) increase the compensation payable or to become payable to any of its executive officers or employees or (ii) take an action with respect to the grant of any severance or termination pay, or stay, bonus or other incentive arrangement (other than as required by applicable law or the terms of any collective bargaining agreement or as required pursuant to benefit plans and policies in effect on the date of the Merger Agreement), except any such increases or grants made in the ordinary course of business consistent with past practice, pursuant to agreements, plans or policies existing on the date of the Merger Agreement or as otherwise provided under the Merger Agreement; provided, however that in no event shall the Company grant, or permit to be granted, any options or other awards under any Company Equity Plan after the date of the Merger Agreement;

    (g) the Company shall not, and shall not permit its subsidiaries to, make any tax election or change any method of accounting for tax purposes in a manner that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect (as defined below) on the Company;

    (h) the Company shall not, and shall not permit its subsidiaries to, release or otherwise terminate the employment of any employee or hire any new employees, except in the ordinary course of business;

    (i) the Company shall not, and shall not permit is subsidiaries to, establish, adopt or enter into any new employee benefit plans or agreements (including pension, profit sharing, bonus, incentive compensation, director and officer compensation, severance, medical, disability, life or other insurance plans, and employment agreements) or amend or modify any existing Company Benefit Plans (as defined in the Merger Agreement), or extend coverage of the Company Benefit Plans, except as required by applicable law, or the terms of any collective bargaining agreement;

    (j) subject to certain exceptions, no officer or employee shall be entitled to purchase any additional Shares under any Company Equity Plan (other than pursuant to currently outstanding stock options and stock purchase periods) and no stock options or other awards shall be granted under any Company Equity Plan after the date of the Merger Agreement;

    (k) the Company shall not, and shall not permit its subsidiaries to, take any action that is reasonably likely to result in any of the Offer Conditions not being satisfied; and

    (l) the Company shall not, and shall not permit its subsidiaries to, (i) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any assets except in the ordinary course of business consistent with past practice; (ii) authorize capital expenditures in any manner not reflected in the capital budget of the Company as currently in effect or make any acquisition of, or investment in, any business or stock of any other person or entity except in the ordinary course of business consistent with past practice;
(iii) settle or compromise any material claims or litigation or, except in the ordinary course of business consistent with past practice, modify, amend or terminate any of the Company Material Contracts (as defined in the Merger Agreement) or waive, release or assign any material rights or claims except, in each case, as is not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the Company; (iv) permit any material insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without the prior written approval of Numico, except in the ordinary course of business consistent with past practice; or (v) terminate the employment of any employee who is covered by a change in control, employment, termination or similar agreement, except for Cause (as defined in such agreements) or permit circumstances to exist that would allow such employee to terminate employment and be entitled to severance or other payments thereunder.

    Pursuant to the Merger Agreement and subject to certain terms therein, from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the Effective Time, the Company has agreed to, upon reasonable notice, afford Numico's officers, employees, counsel, accountants, financial advisors and other representatives reasonable access to all of its and its subsidiaries' properties, books, contracts, commitments and records and its officers, management, employees and representatives and, during such period, will promptly furnish all information concerning its business, properties and personnel as may be reasonably requested.

    Under the Merger Agreement, before issuing any press release or otherwise making any public statements with respect to the Merger and other transactions contemplated by the Merger Agreement, Numico and the Company will use reasonable best efforts to consult with each other.

    DIRECTOR AND OFFICER LIABILITY. Under the Merger Agreement, subject to certain terms therein, Numico shall (i) cause to be maintained in effect the current provisions regarding indemnification of current or former officers and directors contained in the Organizational Documents (as defined in the Merger Agreement) of the Company and its subsidiaries and any indemnification agreements between the Company and its current or former officers and directors that may be in effect; and (ii) maintain, for a period of six years, the Company's existing directors' and officers' liability insurance policy and fiduciary liability insurance (provided that Numico or the Surviving Corporation may substitute therefor policies of substantially similar coverage and amounts containing terms which are no less advantageous); provided, however, that Numico is not obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the premiums paid as of the date of the Merger Agreement by the Company for such insurance.

    REASONABLE BEST EFFORTS. The Merger Agreement further provides that each of Numico, the Purchaser and the Company shall cooperate with the other and shall use its respective reasonable best efforts to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, among other things, obtaining all Required Regulatory Approvals (as defined below).

    ACQUISITION PROPOSALS. Pursuant to the Merger Agreement, none of the Company, its subsidiaries, or any of the respective officers and directors of the Company or its subsidiaries, shall, and the Company shall direct and use its best efforts to cause its employees, agents and representatives (including any investment banker, attorney or accountant retained by the Company or any of its subsidiaries) not to, take or cause, directly or indirectly, any of the following actions with any party other than Numico, the Purchaser or their respective designees: (i) directly or indirectly solicit, encourage, initiate, participate in or otherwise facilitate (including by way of furnishing information) any negotiations, inquiries or discussions with respect to any offer, indication or proposal to acquire all or more than 15% of the Company's business, assets or capital shares whether by merger, consolidation, other business combination, purchase of assets, reorganization, tender or exchange offer or otherwise (each of the foregoing, an "Acquisition Proposal") or (ii) disclose, in connection with an Acquisition Proposal, any information or provide access to its properties, books or records. The Company also agreed that it will immediately cease and cause to be terminated any previously existing activities, discussions or negotiations with any parties with respect to any of the foregoing. The Company agreed that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of this paragraph of such obligations that it has undertaken. The Company also agreed to promptly request any person which may have executed a confidentiality agreement in connection with its consideration of acquiring the Company and/or any of its subsidiaries to return or destroy all confidential information furnished to such person by or on behalf of the Company.

    Notwithstanding anything to the contrary referred to in the previous paragraph, the Merger Agreement provides that prior to the consummation of the Offer the Company may participate in discussions or negotiations with, and furnish non-public information and afford access to the properties, books, records, officers, employees and representatives of the Company to, any person, entity or group if such person, entity or group has delivered to the Company, prior to the consummation of the Offer, and in writing, an Acquisition Proposal which is not subject to any financing contingency and which the Board in its good faith judgment (after consultation with its independent financial advisor) determines if consummated would be more favorable, from a financial point of view, to the Company's stockholders than the transactions contemplated by the Merger Agreement and with respect to which the Board receives advice of its outside legal counsel that the Board would breach its fiduciary duties if it did not accept the Acquisition Proposal (a "Superior Proposal"). Pursuant to the Merger Agreement, in the event the Company receives a Superior Proposal the Board could execute and enter into an agreement relating to such Superior Proposal and recommend such Superior Proposal to its stockholders, if the Board determines (after consultation with its independent financial advisor and outside legal counsel) that its fiduciary duties require it to do so; in such case, the Board may withdraw, modify or refrain from making its recommendation of the Offer and the Merger; provided, however, that the Company (i) shall have promptly notified Numico, and in any event within 24 hours, of receipt of any Acquisition Proposal, request for any such information, or initiation or recommencement of any such negotiations or discussions with, the Company or any of its subsidiaries, indicating, in connection with such notice, the name of such person making the Acquisition Proposal or taking such action and, in reasonable detail, the significant terms of any such Acquisition Proposal and including with such notice any documentation relating to such Acquisition Proposal, (ii) shall provide Numico at least 48 hours prior written notice of the Company's intention to execute or enter into an agreement relating to such Superior Proposal and (iii) may only terminate the Merger Agreement by written notice to Numico provided no sooner than 48 hours after

Numico's receipt of a copy of such Superior Proposal (or a detailed description of the significant terms and conditions thereof).

    COMPANY STOCK OPTIONS AND STOCK PURCHASE LOANS. Under the terms of the Merger Agreement, the Company's Compensation Committee acted pursuant to each Company Option Plan (as defined in the Merger Agreement) to provide that each option outstanding thereunder at the Effective Time will be canceled in exchange for the right to receive a cash payment equal to the product of (x) the excess, if any, of the Merger Consideration per share over the exercise price per share subject to the option, multiplied by (y) the number of Shares covered by such option. The amounts payable will be subject to any required withholding of taxes and will be paid without interest.

    In accordance with the provisions of the Company's 1996 Management and Director Stock Purchase Plan, officers, key employees and directors of the Company have received matching stock purchase loans with which such individuals have periodically purchased Shares. Pursuant to the plan, the loans are subject to forgiveness based upon market price appreciation of the Shares and are forgiven in full upon a change in control of the Company. As of the date of the Merger Agreement, loans aggregating approximately $4,500,000 were owed by 54 individuals, including approximately $200,000 by Jerry D. Horn, Chairman of the Board, $700,000 by Mr. Watts, President and Chief Executive Officer, and balances ranging from $22,000 to $27,500 by each of Directors Beimfohr, Wellford, Rossetti, Shepherd and Lucas. The transactions contemplated by the Merger Agreement will constitute a change in control under the plan and, accordingly, all of the loans will be forgiven at the time the Offer is consummated.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains certain representations and warranties by the Company, including, among other things, representations and warranties concerning: (i) the organization, good standing and qualification of the Company and its subsidiaries; (ii) the capital structure of the Company; (iii) the authority of the Company relative to the execution and delivery of and consummation of the transactions contemplated by the Merger Agreement; (iv) the absence of any Violations (as defined in the Merger Agreement) of the corporate documents and certain instruments of the Company or its subsidiaries or of any statute, rule, regulation, order or decree, subject to certain exceptions; (v) the accuracy and timeliness of filings of reports and documents filed with the SEC; (vi) the absence since February 6, 1999 of any undisclosed liabilities or obligations; (vii) compliance with all applicable laws; (viii) the absence of any litigation, investigation or proceeding; (ix) certain tax matters; (x) absence of certain changes or events since February 6, 1999; (xi) validity and enforceability of the Company's contracts; (xii) certain employee benefit and labor matters; (xiii) absence of brokers or finders entitled to a fee in connection with the Offer and the Merger, except Morgan Stanley; (xiv) absence of product liability claims against the Company; (xv) its properties; (xvi) year 2000 compliance; (xvii) certain environmental matters; (xviii) status of business relationships with customers and suppliers; and (xix) the validity and enforceability of the Company's franchise agreements and related franchise matters. A substantial number of the representations and warranties of the Company contained in the Merger Agreement will only be deemed to be inaccurate if such inaccuracy is reasonably likely to have a Material Adverse Effect on the Company.

    The Merger Agreement also contains certain representations and warranties by Numico and the Purchaser, including (i) the standing and power of Numico and the Purchaser to carry on their respective businesses and to consummate the transactions contemplated by the Merger Agreement; (ii) the absence of any Violations of corporate documents and instruments; (iii) the absence of brokers or finders entitled to a fee in connection with the Offer and the Merger, except J.P. Morgan; (iv) the lack of ownership of common stock of the Company by Numico or its subsidiaries; (v) the absence of litigation that is reasonably likely to have a Material Adverse Effect on Numico; and (vi) that Numico has available, and will make available to the Purchaser, sufficient funds to consummate the Offer and the Merger and the transactions contemplated thereby.

    The Merger Agreement defines the term "Material Adverse Effect" to mean, with respect to any person, any adverse change, circumstance, event or effect that, individually or in the aggregate with all other adverse changes, circumstances, events and effects, is or is reasonably likely to be materially adverse to the business, operations, financial condition or results of operations of such entity and its subsidiaries taken as a whole, other than any change or effect to the extent attributable to
(i) the economy in general and (ii) the announcement or other proper disclosure of the Merger Agreement or the transactions contemplated thereby.

    CONDITIONS TO THE MERGER.  The conditions to the Offer are set forth in
Section 12 hereto. The Company's, Numico's and the Purchaser's obligations to effectuate the Merger are subject to the satisfaction or waiver on or prior to the Effective Time of the following conditions:

        (a) STOCKHOLDER APPROVAL. The Company shall have obtained all approvals of holders of Shares necessary to approve the Merger Agreement and all the transactions contemplated thereby (including the Merger) to the extent required by law.

        (b) NO INJUNCTION OR RESTRAINTS; ILLEGALITY. No temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect and have the effect of making the Merger illegal or otherwise prohibiting the consummation of the Merger.

        (c) REQUIRED REGULATORY APPROVALS. All Required Regulatory Approvals shall have been obtained and shall be in full force and effect.

        (d) COMPLETION OF THE OFFER. The Purchaser shall have (i) commenced the Offer pursuant to the Merger Agreement and (ii) purchased, pursuant to the terms and conditions of such Offer, all Shares duly tendered and not withdrawn; provided, however, that neither Numico nor the Purchaser shall be entitled to rely on the condition in clause (ii) above if either of them shall have failed to purchase Shares pursuant to the Offer in breach of their obligations under the Merger Agreement.

    TERMINATION. The Merger Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after approval of the Merger Agreement and the matters contemplated therein, including the Merger, by the stockholders of the Company:

        (a) By mutual written consent of Numico and the Company, by action of their respective Boards of Directors;

        (b) By either the Company or Numico if the Offer shall not have been consummated by the Outside Date; provided that the right to terminate the Merger Agreement under this clause (b) shall not be available to any party whose failure to fulfill any obligation or condition under the Merger Agreement has been the cause of, or resulted in, the failure of the Offer to be consummated on or before such date; notwithstanding the foregoing, if the sole reason the Offer shall not have been consummated by the Outside Date is the failure to have obtained all Required Regulatory Approvals prior to the date which is three months from the date of the Merger Agreement, the Outside Date shall be extended for a period of 30 days;

        (c) By Numico if any person other than Numico, the Purchaser or any of their affiliates or any group of which any of them is a member, shall have entered into a definitive agreement or an agreement in principle with the Company or any of its subsidiaries with respect to an Acquisition Proposal or the Board (or any committee thereof) shall have adopted a resolution approving any of the foregoing;

        (d) By either the Company or Numico if any court or other Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties shall have used their reasonable best efforts to resist, resolve or lift, as applicable, subject to the provisions of the Merger Agreement) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order, decree, ruling or other action shall have become final and nonappealable;

        (e) By Numico if (i) the Board (or any committee thereof) shall have withdrawn or adversely modified (including by amendment of the Schedule 14D-9) its approval or recommendation of the Offer, the Merger or the Merger Agreement or the Board, upon request by Numico following receipt by the Company of an Acquisition Proposal, shall fail to reaffirm such approval or recommendation within ten business days after such request, or shall have resolved to do any of the foregoing; (ii) the Board shall have recommended to the stockholders of the Company that they approve an Acquisition Proposal other than transactions contemplated by the Merger Agreement; or (iii) a tender offer or exchange offer is commenced that, if successful, would result in any person becoming a "beneficial owner" (as such term is defined under Regulation 13D under the Exchange Act) of 15% or more of the outstanding Shares (other than by Numico or an affiliate of Numico) and the Board recommends that the stockholders of the Company tender their Shares in such tender or exchange offer;

        (f) By the Company, prior to the purchase by the Purchaser of Shares pursuant to the Offer, if the Board determines to accept a Superior Proposal, provided that the Company shall not be entitled to terminate the Merger Agreement pursuant to this clause (f) unless the Company concurrently enters into an agreement with respect to a Superior Proposal and pays the Termination Fee (as defined below);

        (g) By Numico, prior to the purchase by the Purchaser of Shares pursuant to the Offer, upon a material breach of any material covenant or agreement on the part of the Company set forth in the Merger Agreement, or if the Offer Condition contained in paragraph(c)(i) or (ii) of Section 12 below is not capable of being satisfied or cured by the earlier of (x) the Outside Date or (y) within 30 days after an executive officer of the Company becomes aware of the breach of any representation or warranty resulting in the failure to satisfy such Offer Condition;

        (h) By the Company, upon a material breach of any material covenant or agreement on the part of Numico or the Purchaser set forth in the Merger Agreement, or upon the failure of any representation or warranty of Numico or the Purchaser set forth in the Merger Agreement (i) to the extent such representation or warranty is qualified by Material Adverse Effect, to be true and correct and (ii) to the extent such representation or warranty is not qualified by Material Adverse Effect, to be true and correct, except that, in the case of this clause (ii), no failure shall be deemed to have occurred so long as such failure, taken together with all other such failures, does not have a Material Adverse Effect on Numico in the case of each of clause (i) and (ii) as of the date of the Merger Agreement and (except to the extent such representation or warranty speaks as of an earlier date) as of the consummation of the Offer as though made on and as of such date, and except that, in the case of each of clause (i) and (ii), no failure shall be deemed to have occurred so long as such failure is capable of being satisfied or cured by the earlier of (x) the Outside Date or (y) within 30 days after any executive officer of Numico becomes aware of the breach of any representation or warranty resulting in such failure; or

        (i) By the Company, if the Purchaser fails to (i) commence the Offer or keep the Offer open as provided in the Merger Agreement or (ii) purchase validly tendered Shares in violation of the terms of the Offer or the Merger Agreement.

    In the event that (x) the Merger Agreement is terminated as described in paragraphs (c), (e) or (f) above or (y)(i) the Offer shall have remained open for a minimum of at least 20 business days from the date it is commenced and for such longer period as is required, (ii) after the date of the Merger Agreement any person other than Numico or the Purchaser or any of their respective subsidiaries or affiliates shall have become the beneficial owner of 15% or more of the outstanding Shares or made any Acquisition Proposal, (iii) the Minimum Condition shall not have been satisfied and the Purchaser shall not have accepted for payment any Shares pursuant to the Offer, (iv) the Merger Agreement shall not have been terminated as described in paragraph (h) above, and (v) within twelve months of the termination, expiration or withdrawal of the Offer, the Company enters into an agreement providing for the consummation of an Acquisition Proposal (except that the reference in such definition to 15% shall be deemed a reference to 40% for purposes of this clause (v) only) or any other person (other than Numico or any of its affiliates) becomes the beneficial owner of 40% or more of the outstanding Shares, then the Company shall pay Numico in cash (A) U.S. $60 million plus (B) up to U.S. $9 million of Numico's documented Expenses (as defined in the Merger Agreement) incurred in connection with the Offer and Merger ((A) and (B) together, the "Termination Fee"). The Termination Fee shall be payable by wire transfer of immediately available funds upon such termination, in the case of clause (x), or upon the earlier of the Company entering into an agreement for an Acquisition Proposal or a person becoming the beneficial owner of 40% or more of the outstanding Shares in the case of clause (y).

    AMENDMENT. Subject to applicable law and the terms of the Merger Agreement, the Merger Agreement may be amended by the parties thereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company.

    BOARD OF DIRECTORS. Pursuant to the Merger Agreement, promptly upon the acceptance for payment of and payment for any Shares by the Purchaser in accordance with the Offer for not less than a majority of the outstanding Shares (on a fully diluted basis), the Purchaser will be entitled to designate members of the Board such that the Purchaser will have a number of representatives on the Board, rounded up to the next whole number, equal to the product of (x) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (y) the percentage of such number of Shares owned in the aggregate by Numico or the Purchaser bears to the number that Shares outstanding; provided, however, that until the Effective Time, there shall be at least two directors (the "Independent Directors") who are neither officers of Numico nor designees, shareholders or affiliates of Numico or Numico's affiliates. The Company will, upon request by the Purchaser, on the date of such request, (i) either increase the size of the Board or use its reasonable efforts to secure the resignations of such number of its incumbent directors as is necessary to enable Numico's designees to be elected to the Board and (ii) cause Numico's designees to be so elected, including mailing to its stockholders an information statement containing the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, which information statement is attached as Annex A to the Schedule 14D-9.

    Following the election or appointment of the Purchaser's designees and prior to the Effective Time, except for certain actions which are legally required to have full Board approval, any action to be taken by the Board with respect to the Merger Agreement which adversely affects the interests of the Company's stockholders will require approval by a majority of the Independent Directors.

    CHARTER AND BYLAWS. The Merger Agreement provides that, at the Effective Time and without any further action on the part of the Company and the Purchaser, the Certificate of Incorporation of the Company shall be amended to read in its entirety as the Certificate of Incorporation of the Purchaser reads as in effect immediately prior to the Effective Time until thereafter amended, provided that such certificate of incorporation shall be amended to reflect "General Nutrition Companies, Inc." as the name of the Surviving Corporation.

    Under the Merger Agreement, the Bylaws of the Purchaser at the Effective Time shall be the Bylaws of the Company until thereafter changed or amended. Under the Merger Agreement, subject to applicable law, the directors of the Purchaser at the Effective Time will be the initial directors of the Surviving Corporation and will hold office until their respective successors are duly elected or qualified or until their earlier resignation or removal. Pursuant to the Merger Agreement, the officers of the Company at the Effective Time will be the initial officers of the Surviving Corporation and will hold office until their respective successors are duly elected or qualified or until their earlier resignation or removal.

OTHER MATTERS.

    APPRAISAL RIGHTS. Holders of Shares do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, holders of Shares will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. If the statutory procedures were complied with, such rights could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Offer price or the market value of the Shares, including asset values and the investment value of the Shares. The fair value so determined could be more or less than the Offer price or the Merger Consideration.

    If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the Merger Consideration in accordance with the Merger Agreement.

    The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL.

    FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

    GOING PRIVATE TRANSACTIONS. The Merger would have to comply with any applicable Federal law operative at the time of its consummation. Rule 13e-3 under the Exchange Act is applicable to certain "going private" transactions. The Purchaser does not believe that Rule 13e-3 will be applicable to the Merger unless the Merger is consummated more than one year after the termination of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Merger and the consideration offered to minority shareholders be filed with the SEC and disclosed to minority shareholders prior to consummation of the Merger.

EMPLOYMENT AGREEMENTS.

    Prior to execution of the Merger Agreement, the Company had entered into an employment agreement with Mr. Watts and established a change in control retention bonus program for the benefit of its officers and those of the Company's subsidiaries. Concurrent with the signing of the Merger Agreement, Numico and the Company entered into a replacement employment agreement (the "Watts Employment Agreement") with Mr. Watts and new employment agreements (the "Employment Agreements") with nine other senior officers (the "Senior Officers"), in each case with such agreements becoming effective as of the Effective Time. These agreements replace the existing employment agreement with Mr. Watts, the retention bonus program with the other Senior Officers, provide certain assurances with respect to the employment of the Senior Officers, including severance benefits, and obtain for Numico and the Company non-competition covenants from the Senior Officers. Copies of the Watts Employment Agreement and the Employment Agreements with the Senior Officers have been filed as exhibits to Schedule 14D-1 and are incorporated herein by reference and the following summary is qualified in its entirety by reference to such agreements. The Watts Employment Agreement and the Employment Agreements may be examined, and copies thereof may be obtained, as set forth in Section 8 above.

    EMPLOYMENT AGREEMENT WITH MR. WATTS. Under his current employment agreement with the Company, Mr. Watts serves as President and Chief Executive Officer at an annual salary of $954,965 (subject to adjustment for future increases in the cost of living). As part of his compensation, Mr. Watts is entitled to personal use of the Company's airplane for up to 100 hours per year, certain other benefits, reimbursement of expenses and participation in the Company's stock option plans. Mr. Watts' current agreement provides for employment through February 1, 2002, severance benefits equal to such compensation through that date in the event of termination of employment other than for cause or his resignation due to a material reduction in his duties, and reimbursement of golden parachute excise taxes. Mr. Watts is obligated to maintain the confidentiality of Company information for a period of two years following termination of employment. In addition, Mr. Watts is entitled under his employment agreement to a change in control retention payment of $2,864,895 (three times his annual salary), 50% payable upon the occurrence of a change in control and 50% payable one year thereafter if he remains employed with the Company, or if his employment terminates prior thereto due to death, disability or an event entitling him to severance benefits.

    In order to assure itself of the continued services of Mr. Watts for an extended period following the Effective Time, Numico and the Company have entered into the Watts Employment Agreement with Mr. Watts which will replace his existing employment agreement upon the Effective Time. In general, the Watts Employment Agreement continues the terms and provisions of Mr. Watts' current employment agreement, including the change in control retention payment (two times annual salary in lieu of three times) and severance benefits provided thereunder, and extends the term to December 31, 2002. Mr. Watts will continue to serve as President and Chief Executive Officer of the Company. The Watts Employment Agreement also provides that Mr. Watts will be elected to the Board of Managing Directors of Numico, where he will serve along with Mr. van der Wielen at the most senior level of the management of Numico. Mr. Watts will not be eligible for an annual bonus or incentive compensation, however, he will receive at least 15% of all stock options to acquire Numico's stock which are issued to employees of the Company and its subsidiaries in any year during Mr. Watt's employment term (excluding the initial grant immediately following the effective time of up to 500,000 options in which he will not be eligible to participate). The Watts Employment Agreement bars Mr. Watts from using or disclosing confidential information or trade secrets and from engaging in a competing business (as defined in the Watts Employment Agreement) prior to December 31, 2002.

    EMPLOYMENT AGREEMENTS WITH SENIOR OFFICERS. In order to assure itself of the continued service of the Senior Officers and to obtain confidentiality and non-competition covenants, Numico and the Company have entered into Employment Agreements with the nine Senior Officers: Gregory T. Horn--Executive Vice President of Marketing and Business Development and Chief Operating Officer; Edwin J. Kozlowski--Executive Vice President and Chief Financial Officer; John
A. DiCecco--Senior Vice President, Logistics/Manufacturing; Mike A. Meyers--Executive Vice President and General Manager; Russell L. Cooper--Senior Vice President and General Manager; David R. Heilman--Vice President, Strategic Planning and Corporate Development; Michael Locke--Senior Vice President and General Manager; Donald G. Smith--Senior Vice President, Sales; and Reginald N. Steele--Vice President, International Franchising. The Employment Agreements will become effective upon the Effective Time and provide for an initial employment term ending on December 31, 2002, in the case of Messrs. Horn, Kozlowski, DiCecco and Meyers, and December 31, 2001 for the others. Unless earlier terminated by the Company or the Senior Officer, the Employment Agreements will renew for additional one-year periods effective each January 1 commencing in 2002 and 2001, respectively.

    In general, the Employment Agreements provide for continuation of the Senior Officer's employment in the same position and at the same base salary, annual bonus opportunity, and other benefits as in effect as of the date of the Merger Agreement, and the entitlement to participate in any long-term incentive plans which may be implemented for the Company's Senior Officers. The Employment Agreements incorporate the change in control retention bonus program previously adopted by the Company which will provide each Senior Officer with a payment equal to one times base salary, 50% payable within 30 days after the Merger and the remainder on the first anniversary of the Merger if the Senior Officer remains in the employ of the Company. The Employment Agreements also provide severance benefits in the event a Senior Officer is terminated without cause or resigns due to a significant reduction in duties or responsibilities (other than solely by reason of the Company ceasing to be a public company) or other uncured breach of the Employment Agreements by the Company, and to reimbursement of any golden parachute excise taxes. In addition, the Employment Agreements provide a retention bonus in the event of a future change of control which is identical to the retention bonus provided under the Watts Employment Agreement. The Employment Agreements bar the Senior Officers from using or disclosing confidential information or trade secrets and from engaging in a competing business (as defined in the Employment Agreement) prior to the scheduled termination date of their Employment Agreement.

    In recognition of the additional duties Gregory T. Horn is expected to undertake following the Merger, his Employment Agreement provides for a $100,000 increase in base salary to $400,000, with scheduled increases of $50,000 on January 1, 2001 and January 1, 2002, and an increase in maximum annual bonus opportunity from $150,000 to $250,000. In addition to his present position, Mr. Horn will also be named a Group Director of Numico and as such will serve as a senior executive of Numico. Mr. Horn's Employment Agreement provides for a change in control retention bonus payment of $180,000 in connection with the transactions contemplated by the Merger Agreement and for a separate non-competition agreement with a more expansive definition of "competing business" than that set forth in the Employment Agreements for which Mr. Horn will receive a separate payment of $120,000 following the Merger.

    EFFECT ON EMPLOYMENT AGREEMENT WITH JERRY D. HORN. Pursuant to the Benefits Letter, Numico has acknowledged that the employment of Jerry D. Horn, the Company's Chairman of the Board, will terminate for reasons other than cause upon the closing of the Merger. Under the Company's employment agreement with Mr. Horn as in effect on the date of the Merger Agreement, Mr. Horn will receive a change in control bonus of $1,000,000 payable within 30 days after the Effective Time. Mr. Horn will also be entitled to continue to receive severance benefits in the form of salary continuation payments at the annual rate of $200,000 through January 2000 and $150,000 through January 2002, subject to his right under his employment agreement to receive such payments in a discounted lump sum.

NUMICO EQUITY INCENTIVE PROGRAMS.

    In addition to the provisions of the Watts Employment Agreements and the Employment Agreements described above, the Benefits Letter (as defined below) also contemplates that Numico will establish certain programs intended to provide Mr. Watts, the Senior Officers and other key managers and employees of the Company with a long term incentive program based on shares of Numico.

    NUMICO MANAGEMENT STOCK PURCHASE PLAN. Numico plans to establish a Numico Management Stock Purchase Plan for the benefit of Mr. Watts, the Senior Officers and other officers and key employees of the Company and its subsidiaries. The provisions of the plan are similar to those under the Company's existing 1996 Management and Directors Stock Purchase Plan. Pursuant to the proposed plan, each eligible individual will be entitled to purchase (the "initial purchase") directly from Numico shares with an aggregate purchase price of up to two times annual salary in the case of Mr. Watts and the Senior Officers and one and one-half or one times salary in the case of the other participants. In addition, each participant who purchases shares will be permitted to borrow (the "loan") from the Company to purchase additional shares from Numico in an amount up to two dollars for each dollar of his or her initial purchase. The loan will be secured by a pledge of the shares purchased with the loan proceeds, as well as those purchased in the initial purchase, and will be subject to repayment in full, with interest at 6% per year, on the third anniversary of the Merger, or earlier in the event of termination of employment. The loan balance and interest, however, will be subject to forgiveness if the individual remains in the continuous employ of the Company through the maturity date. In such case, 50% of the loan balance and interest due will be forgiven and the remaining 50% will be forgiven if the Company has achieved its operating EBIT goals for the three year period. A portion of the loan will be forgiven in the event of early termination of employment due to death, disability or termination by the Company without cause. Shares purchased under the plan will be held in an account and may not be sold by the participant until the loan maturity date, or earlier in the event of termination of employment.

    NUMICO STOCK OPTION PROGRAM. Numico has agreed to make available options to purchase up to 500,000 shares for grant to key employees of the Company and its subsidiaries following the Merger. In addition, Numico has agreed to make available options with respect to not less than 250,000 shares annually following the first, second and third anniversaries of the Merger. The options with respect to the 500,000 shares will be granted to those key employees identified by Mr. Watts, which for this purpose will exclude Mr. Watts and the other Senior Officers, and excludes any other individual eligible to participate in the Numico Management Stock Purchase Plan unless such individual participates at the maximum level permitted thereunder. In general, the options will not be exercisable unless the option holder remains in the continuous employ of the Company through the third anniversary of the Merger. Partial vesting will occur in the event of early termination of employment due to death or disability or termination without cause.

    OTHER PROVISIONS. The purchase price to be paid for the shares under the Numico Management Stock Purchase Plan and for the initial 500,000 options will be determined by reference to the 15-day average closing price for the Numico shares on the Amsterdam Stock Exchange immediately prior to the date of the Merger Agreement. For this purpose and for purposes of these programs "Numico shares" means the depositary receipts representing ordinary shares of Numico which are directly traded on the Amsterdam Stock Exchange. Implementation of these programs is subject to compliance with applicable laws. In the event such compliance is unduly burdensome, Numico has agreed to establish cash-based programs which will provide substantially equivalent benefits.

EMPLOYEE BENEFITS.

    Concurrent with the signing of the Merger Agreement, Numico and the Company entered into a letter agreement (the "Benefits Letter") relating to certain employee benefit matters. The Benefits Letter has been filed as an exhibit to the Schedule 14D-1 and is incorporated herein by reference and the following summary is qualified in its entirety by reference to the Benefits Letter. The Benefits Letter may be examined, and copies thereof may be obtained, as set forth in Section 8 above.

    In addition to certain commitments relating to employment agreements and Numico equity incentive plan matters described above (see "--Company Stock Options and Stock Purchase Loans" and "--Employment Agreements"), the Benefits Letter contains certain covenants and agreements from Numico relating to certain actions to be taken in connection with or following the Merger. Numico has agreed to cause the Company to continue to honor the Company's employee benefit plans and agreements in effect as of the date of the Merger, except as contemplated by the Merger Agreement or the Benefits Letter.

    Numico has agreed that, through a period ending no earlier than December 31, 2000, the Company will maintain its employee retirement and welfare benefit programs at a level which, when taken as a whole, is no less favorable to the Company employees as those benefits provided immediately prior to the Merger, except alterations made with the written consent of Mr. Watts. In addition, Numico has agreed to permit the Company to maintain, through December 31, 2000, its existing severance policy for any employees terminated due to job elimination, and to continue its severance policy for officers who are not parties to employment agreements.

    As of the date of the Merger Agreement, the Company had in place annual incentive bonus arrangements and a performance-based matching contribution provision under certain employee savings and incentive plans with benefits tied to earnings-per-share targets for the fiscal year ending in February 2000. Concurrent with the approval of the Merger Agreement, the Board also approved a pro rata payout of the annual bonus amounts and the matching contribution based on attainment of the highest performance level. Pursuant to the Benefits Letter, Numico has agreed to such action and to cause the Company to make such payments and contribution.

    As of the date of the Merger Agreement, the Company had in place for the benefit of the vice presidents of the Company and its subsidiaries a change in control retention bonus program which entitled such officers to a bonus equal to one times current annual salary, payable 50% upon a change in control and the other 50% one year later if the officer was still employed by the Company. In connection with the approval of the Merger Agreement, the Board modified the program to provide that the first half of the bonus will be paid after the Merger and the remainder on the first anniversary of the Merger, subject to continuous employment. The second payment will also be made in the event of employment termination due to death or disability, termination of employment without cause or resignation due to a significant reduction in post-Merger duties or a reduction in base salary. Pursuant to the Benefits Letter, Numico has agreed to such action and to cause the Company to make such payments.

TENDER AGREEMENT.

    The following is a summary of the material terms of the Tender Agreement dated as of July 5, 1999. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to Schedule 14D-1. The Tender Agreement may be examined, and copies thereof may be obtained, as set forth in
Section 8 above.

    Pursuant to the Tender Agreement, five stockholders who are executive officers of the Company have agreed to validly tender and sell pursuant to the Offer all of the Shares beneficially owned by such stockholders, as such Shares may be adjusted by conversion, dividend, stock split, recapitalization, exchange, merger or similar transaction of or by the Company, together with Shares that may be acquired after July 5, 1999 by such stockholder, including Shares issuable upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, or otherwise.

    Each such stockholder severally has agreed, subject to certain exceptions, that: (a) each stockholder will not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, pledge, assignment, or other disposition of, any of the Shares to any person other than the Purchaser or the Purchaser's designee, (ii) enter into, or commit to enter into, any voting arrangement with respect to any Shares, or (iii) solicit, facilitate, initiate, encourage, or take any other action to, and will direct and use its best efforts to cause any investment banker, attorney or other advisor or representative of such stockholder not to, facilitate (including by way of furnishing information) any Acquisition Proposal, other than the Offer and the Merger unless, in the case of each of clauses (i), (ii) and (iii) such action is otherwise permitted in connection with a Superior Proposal under the Merger Agreement; (b) each stockholder will notify the Purchaser if approached or solicited, directly or indirectly, by any person with respect to an Acquisition Proposal; (c) at any meeting of stockholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, such stockholder will (i) vote (or cause to be voted) such stockholder's shares in favor of the adoption by the Company of the Merger Agreement and (ii) vote (or cause to be voted) such stockholder's Shares against any action or agreement which could result in a breach of any representation, warranty or covenant of the Company in the Merger Agreement or which could otherwise impede, delay, prevent, interfere with or discourage the Offer or the Merger, including, without limitation, any Acquisition Proposal.

CONFIDENTIALITY AGREEMENTS.

    The following is a summary of the material terms of the Confidentiality Agreements (as defined below), which are incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to Schedule 14D-1.

    Pursuant to letter agreements, dated May 26, 1999, between Numico and the Company (the "Confidentiality Agreements"), the Company and Numico agreed to keep confidential certain information exchanged between such parties. The Confidentiality Agreements also contain customary non-solicitation and standstill provisions. The Merger Agreement provides that the provisions of the Confidentiality Agreements shall remain binding and in full force and effect after the termination or Effective Time of the Merger Agreement.

    The capitalized terms used but not otherwise defined in this Section 11 shall have the meanings set forth in the Merger Agreement.

12. CERTAIN CONDITIONS TO THE OFFER.

    Notwithstanding any other provision of the Offer, and subject to the terms and conditions of the Merger Agreement, the Purchaser shall not be obligated to accept for payment any Shares until all authorizations, consents, orders and approvals of, and declarations and filings with, and all expirations of waiting periods imposed by, any Governmental Entity which, if not obtained in connection with the consummation of the transactions contemplated by the Merger Agreement, is reasonably likely to have a Material Adverse Effect on the Company or prevents the Company, Numico or Purchaser from consummating the transactions contemplated by the Merger Agreement (collectively, "Required Regulatory Approvals") shall have been obtained, made or satisfied, including the expiration or earlier termination of any waiting periods applicable under the HSR Act, and the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of or payment for, any Shares tendered in the Offer and (subject to the terms and conditions of the Merger Agreement, including Section 1.1(b) thereof), may amend, extend or terminate the Offer if, (i) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) the Minimum Condition shall not have been satisfied or (ii) prior to the time of acceptance of any Shares pursuant to the Offer, any of the following shall occur:

        (a) there shall be threatened or pending any action, litigation or proceeding (hereinafter, an "Action") by any Governmental Entity: (i) challenging the acquisition by Numico or the Purchaser of Shares or seeking to restrain or prohibit the consummation of the Offer or the Merger, (ii) seeking to prohibit or impose any material limitation (including any hold separate obligation) on Numico's, the Purchaser's or any of their respective affiliates' ownership or operation of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole or Numico and its subsidiaries taken as a whole that, in each case referred to in this clause (ii), individually or in the aggregate, is reasonably likely to have Material Adverse Effect on the Company or Numico, or (iii) seeking to impose material limitations on the ability of Numico or the Purchaser effectively to acquire or hold, or to exercise full rights of ownership of, the Shares including the right to vote the Shares purchased by them on an equal basis with all other Shares on all matters properly presented to the stockholders of the Company; or

        (b) any statute, rule, regulation, order or injunction shall be enacted, promulgated, entered, enforced or deemed to or become applicable to the Offer or the Merger, or any other action shall have been taken by any court or other Governmental Entity, that is reasonably likely to result in any of the effects of, or have any of the consequences sought to be obtained or achieved in, any Action referred to in clauses (i) through (iii) of paragraph (a) above; or

        (c) (i) the representations and warranties of the Company as set forth in Section 3.1(b) of the Merger Agreement shall not be true and correct in all material respects as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the consummation of the Offer as though made on and as of such date;
    (ii) the representations and warranties of the Company set forth in the Merger Agreement (other than those set forth in Section 3.1(b) of the Merger Agreement), (x) to the extent qualified by Material Adverse Effect shall not be true and correct and (y) to the extent not qualified by Material Adverse Effect shall not be true and correct, except that this clause (y) shall be deemed satisfied so long as any failures of such representations and warranties to be true and correct, taken together, do not have a Material Adverse Effect on the Company, in the case of each of clauses (x) and (y) as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the consummation of the Offer as though made on and as of such date; (iii) the Company shall have breached or failed to comply in any material respect with any of its material obligations, covenants or agreements under the Merger Agreement; or (iv) any change or event shall have occurred that has, or is reasonably likely to have, a Material Adverse Effect on the Company; or

        (d) the Merger Agreement shall have been terminated in accordance with its terms.

    The conditions set forth in clauses (a) through (d) are for the sole benefit of Numico and the Purchaser and may be asserted by Numico and the Purchaser regardless of the circumstances giving rise to such condition and may be waived by Numico and the Purchaser in whole or in part at any time and from time to time, by express and specific action to that effect in their sole discretion. The failure by Numico or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

    The capitalized terms used in this Section 12 shall have the meanings set forth in the Merger Agreement.

13. SOURCE AND AMOUNT OF FUNDS.

    The Offer is not conditioned upon obtaining any financing arrangements. The Purchaser estimates that the total amount of funds required to purchase all of the outstanding Shares on a fully diluted basis pursuant to the Offer and the Merger and to pay related fees and expenses of Numico and the Purchaser will be approximately $1,920,000,000 (approximately Euro 1,878,000,000 based on exchange rate of one Euro=1.0223 U.S. Dollars as of July 6, 1999, as reported by the WALL STREET JOURNAL). The Purchaser will obtain these funds from Numico, either directly or indirectly via other subsidiaries of Numico, through loans, advances or capital contributions. Numico has received a commitment letter, dated July 3, 1999, for a bridge loan, in an amount sufficient to complete the Offer and the Merger, from ABN AMRO Bank N.V. ("ABN AMRO") and J.P. Morgan Securities Ltd. ("JPMS").

    The commitment letter for the bridge loan has been filed with the SEC as an exhibit to the Schedule 14D-1 and is incorporated herein by reference and the following summary is qualified in its entirety by reference to such commitment letter. The commitment letter provides for an acquisition credit facility in the amount of Euro 2,600,000,000. Any borrowings will be unsecured and any outstanding balance on the loan will be payable at the termination of the facility. Borrowings can be made in Euros or U.S. Dollars and will bear interest at a rate equal to LIBOR or EURIBOR plus 1.0% per annum until December 31, 1999, and thereafter at LIBOR or EURIBOR plus 1.5% per annum except as noted below. It is expected that the bridge loan will be repaid in part with proceeds of an offering of Euro 1,050,000,000 of ordinary shares and subordinated convertible bonds of Numico (with a minimum of Euro 450,000,000 of ordinary shares), with the balance refinanced at the termination of the loan. If Numico refinances Euro 1,050,000,000 of the outstanding loan balance through the sale of ordinary shares and subordinated convertible bonds prior to January 1, 2000, the interest rate payable on borrowings will remain at LIBOR or EURIBOR plus 1.0% per annum.

    The commitment is subject to certain conditions, including (i) execution of definitive financing documentation; (ii) the absence, in the opinion of ABN AMRO and JPMS, of any change in the business condition (financial or otherwise), operations, performance or prospects of Numico and its subsidiaries taken as a whole since December 31, 1998, which would have a material adverse effect on the ability of Numico to perform its financial obligations; (iii) the absence, in the opinion of ABN AMRO and JPMS, of a material adverse change in the business condition (financial or otherwise), operations, performance or prospects of the Company and its subsidiaries taken as a whole since December 31, 1998, where such change gives Numico or the Purchaser the right to terminate the Merger Agreement; and (iv) all government approvals and regulatory and/or tax rulings having been obtained for the Offer.

    The commitment terminates on the earlier of (i) the termination of the Merger Agreement, and (ii) three months from the signing of the Merger Agreement or, if all Regional Regulatory Approvals have not been obtained, three months plus a further 30 days from the signing of the Merger Agreement.

    The commitment provides that the revolving credit facility will terminate 364 days from the date definitive documents for the facility are executed and delivered. Final documentation for the facility is expected to include customary conditions, covenants and events of defaults. Numico has agreed to pay ABN AMRO and JPMS certain fees in connection with the commitment letter and the bridge loan that Numico believes to be customary.

14. DIVIDENDS AND DISTRIBUTIONS.

    Pursuant to the Merger Agreement, the Company shall not, and shall not propose to, without the consent of Numico: (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, (iii) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock except as otherwise permitted with respect to the payment of the option exercise price or tax withholding under certain option agreements in effect on the date of the Merger Agreement under the Company Equity Plans or (iv) effect any reorganization or recapitalization.

    Furthermore, until the Effective Time, the Company shall not, and shall cause its subsidiaries not to, issue, pledge, dispose of or encumber, deliver or sell, or authorize or propose the issuance, disposition, encumbrance, pledge, delivery or sale of, any shares of its capital stock of any class, any Company Voting Debt or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares or Company Voting Debt, or enter into any agreement with respect to any of the foregoing, other than the issuance of Shares upon the exercise of stock options or rights to purchase Shares outstanding on the date of the Merger Agreement in accordance with the terms of the Company Equity Plans as in effect on the date of the Merger Agreement and other than upon the exercise of the Warrants.

15. CERTAIN LEGAL MATTERS.

    GENERAL. Except as otherwise described herein, based on a review of publicly available filings made by the Company with the SEC and other publicly available information concerning the Company, neither Numico nor the Purchaser is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the Purchaser's acquisition of Shares pursuant to the Offer or of any approval or other action by any governmental administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by the Purchaser pursuant to the Offer. Should any such approval or other action be required, the Purchaser and Numico currently contemplate that such approval or other action will be sought or taken. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's or Numico's business or that certain parts of the Company's or Numico's business might not have to be disposed of in the event such approvals were not obtained or such other actions were not taken, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. The Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See
Section 12.

    STATE TAKEOVER LAWS. A number of states throughout the United States have enacted takeover statutes applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined generally as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) for a period of three years from the time such interested stockholders became the holders of 15% or more of such Shares unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder." Section 203 of the DGCL is inapplicable to the Merger because the Company previously adopted a provision in its Certificate of Incorporation which opts-out of Section 203.

    Except as described herein, the Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer to Purchase nor any action taken in connection with the Offer or the Merger is intended as a waiver of that right. In the event that any state takeover statute is found applicable to the Offer or the Merger, the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer or the Merger. In such case, the Purchaser might not be obligated to accept for payment or pay for any Shares tendered. See Section 12.

    ANTITRUST COMPLIANCE. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of the Shares by the Purchaser is subject to these requirements.

    Pursuant to the HSR Act, Numico filed a Notification and Report Form with respect to the acquisition of Shares pursuant to the Offer and the Merger with the Antitrust Division and the FTC on July 6, 1999. Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchases may not be made until the expiration of a 15-calendar day waiting period following on the filing made by Numico. Accordingly, the waiting period under the HSR Act will expire at 11:59 p.m., New York City time, on July 21, 1999, unless early termination of the waiting period is granted, or Numico and/or the Company receives a request for additional information or documentary material prior thereto. If either the FTC or the Antitrust Division were to make such a request(s) for additional information or documentary material, the waiting period would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance with such request(s), unless the waiting period is sooner terminated by the FTC or the Antitrust Division. Thereafter, the waiting period could be extended only by agreement or by court order. Only one extension of such waiting period pursuant to a request for additional information is authorized by the rules promulgated under the HSR Act, except by agreement or by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 4.

    The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's proposed acquisition of the Company. At any time before or after the Purchaser's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger, or seeking the divestiture of Shares acquired by the Purchaser, or the divestiture of substantial assets of the Company or its subsidiaries, or of Numico or its subsidiaries. Private parties also may bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

    FOREIGN APPROVALS. The Company and Numico each own property or conduct business in various foreign countries and jurisdictions. In connection with the acquisition of the Shares pursuant to the Offer or the Merger, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or obtaining the approval of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on the Company's operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer. There can be no assurance that Numico will be able to cause the Company or its subsidiaries to satisfy or comply with such laws, or that compliance or noncompliance with such laws will not have a material adverse effect on the financial condition, properties, business, results of operations or prospects of the Company and its subsidiaries taken as a whole, or will not impair the Company, or any of their respective affiliates, following consummation of the Offer or the Merger, to conduct any material business or operations in any jurisdiction where they now are being conducted. See Section 12 of this Offer to Purchase for certain conditions to the Offer that could become applicable in the event that any such foreign approvals give rise to the above-described effects.

16. FEES AND EXPENSES.

    J.P. Morgan is acting as Dealer Manager in connection with the Offer and has, together with its affiliate, J.P. Morgan Securities Ltd., provided certain financial advisory services to the Purchaser and Numico in connection therewith. Numico has agreed to pay JPMS fees, the aggregate amount of which shall not be determinable until completion of the Merger, but which in no circumstance shall exceed $9 million (excluding amounts paid to JPMS in connection with the bridge loan). Numico has agreed to reimburse JPMS for its expenses, including the fees and expenses of its counsel, in connection with the Offer, and has agreed to indemnify J.P. Morgan and JPMS against certain liabilities and expenses in connection with the Offer and the Merger, including liabilities under the federal securities laws.

    The Purchaser has also retained MacKenzie Partners, Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for such services, plus reimbursement of out-of-pocket expenses. The Purchaser will also indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.

    The Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17. MISCELLANEOUS.

    The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

    Neither the Purchaser nor Numico is aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR NUMICO NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

    The Purchaser and Numico have filed with the SEC a Tender Offer Statement on
Schedule 14D-1 pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Statement and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the SEC in Washington, D.C. in the manner set forth in
Section 8.

                                          NUMICO INVESTMENT CORP.

July 9, 1999

                                   SCHEDULE A
                      DIRECTORS AND EXECUTIVE OFFICERS OF
                      NUMICO, NUMICO LP AND THE PURCHASER

KONINKLIJKE NUMICO N.V. ("Numico")

    The following table sets forth the name, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Koninklijke Numico N.V. Each person has a business address at Rokkeveenseweg 49, 2712 PJ Zoetermeer, P.O. Box 1, 2700 MA Zoetermeer, The Netherlands, and is a citizen of The Netherlands, unless a different business address and/or citizenship is indicated under his or her name. Directors are indicated by an asterisk.

                                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                                                         AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------------------  -------------------------------------------------------------------------
Erlend Jan van der Hagen*..............  Chairman of the Supervisory Board since January 1992. Mr. van der Hagen is also Chairman of the Supervisory Board of Hagemeijer N.V.

Nelly Greta Barendregt*................  Member of the Supervisory Board since July 1981. Mrs. Barendregt is also a member of the Supervisory Board of Rothmans International.

Petrus Adrianus Wilhelmus Roef*........  Member of the Supervisory Board since May 1987. Mr. Roef is also a member of the Supervisory Board of Hagemeijer N.V., VNU N.V., Gamma Holding
                                           N.V., Parcon N.V. and Robeco N.V.

Ellis Joost Ruitenberg*................  Member of the Supervisory Board since May 1996. Mr. Ruitenberg has also served as the General and Scientific Manager of Central Blood
                                           Transfusion Laboratories of the Red Cross in Amsterdam for the past five years.

Johan Veldman*.........................  Member of the Supervisory Board since May 1989. Mr. Veldman is also
                                           Chairman of the Supervisory Board of Hypotheekbank and the Board of
                                           Stichting Administratiekantoor ING Group, a member of the Supervisory
                                           Board of OWM Zorgverzekeraar VGZ ua and Honorary Counsel of Mexico.

Robert Zwartendijk*....................  Member of the Supervisory Board since May 1994. Mr. Zwartendijk served as a member of the Board of Managing Directors of Koninklijke Ahold N.V.
                                           from 1981 until his retirement in May 1999.

Cornelius Johannes Brakel*.............  Member of the Supervisory Board since May 1999. Mr. Brakel was Chairman and Chief Executive Officer of Wolters Kluwer from 1991 to May 1999.
                                           Mr. Brakel also holds the following positions: Chairman of the
                                           Executive Board of Wolters Kluwer N.V.; Chairman of the Supervisory
                                           Board of Kappa Packaging Nederland B.V., Bols Royal Distilleries and
                                           Unique International N.V.; member of the Supervisory Board of Maxeres
                                           N.V. and Kempen & Co. N.V.

Johannes C. T. van der Wielen..........  President, Chief Executive Officer of Numico since January 1992 and member of the Board of Managing Directors since January 1989. Mr. van der Wielen is also a member of the Supervisory Boards of Maxeres
                                           Holding N.V., Gouda Vuurvast Holding N.V. and Benckiser N.V.. In
                                           addition, he is a member of "Raad van Bestuur" Telindus B.V., a member of the Advisory Board of ABN AMRO and Chairman of "Stichting
                                           Continuiteit Wolters Kluwer."

NUMICO INVESTMENT CORP. ("Purchaser") and
NUMICO US, LP ("Numico LP")

    The following table sets forth the name, business address, present occupation or employment and five-year employment history of the sole director and executive officer of Numico Investment Corp. Such information is also provided for the sole director and executive officer of Numico, Inc., a Delaware corporation and general partner of Numico LP. Numico LP is a Delaware limited partnership and the parent of the Purchaser. The person listed below has a business address at Rokkeveenseweg 49, 2712 PJ Zoetermeer, P.O. Box 1, 2700 MA Zoetermeer, The Netherlands and is a citizen of The Netherlands.

                                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                                                         AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------------------  -------------------------------------------------------------------------
Julitte van der Ven ...................  President and director of Numico Investment Corp. since its inception on
                                           July 2, 1999. Mrs. van der Ven is also General Counsel for Numico, a position she has held since July 1989. In addition, she is the sole director and executive officer of Numico, Inc.

    Manually signed facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                        THE DEPOSITARY FOR THE OFFER IS:
                       IBJ WHITEHALL BANK & TRUST COMPANY

              BY MAIL:                  FACSIMILE TRANSMISSION:    BY HAND OR OVERNIGHT COURIER:
Reorganization Operations Department  (FOR ELIGIBLE INSTITUTIONS   Securities Processing Window
            P.O. Box 84                          ONLY)                 Subcellar One, (SC-1)
       Bowling Green Station                (212) 858-2611               One State Street
   New York, New York 10274-0084      For Confirmation Telephone:    New York, New York 10004
                                            (212) 858-2103

    Any questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                                     [LOGO]

                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)
                                       OR
                         CALL TOLL-FREE (800) 322-2885

                      THE DEALER MANAGER FOR THE OFFER IS:

                                     [LOGO]

                                 60 Wall Street
                            New York, New York 10260
                              Call (212) 648-6926